Exhibit 99.1

Ellomay Capital Announces the Filing of a Petition for Approval of a Derivative Action on behalf of
Dorad Energy

Tel-Aviv, Israel, July 17, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced the filing on July 16, 2015 of a petition for approval of a derivative action (the “Petition” and the “Derivative Action,” respectively) on behalf of Dorad Energy Ltd. (“Dorad”) with the Economic Department of the Tel Aviv-Jaffa District Court.

The Petition was filed by U. Dori Energy Infrastructure Ltd. (“Dori Energy”) and Dori Energy’s representative on Dorad’s board of directors, Mr. Hemi Raphael, who is also a member of the board of directors of the Company (together with Dori Energy, the “Plaintiffs”), against one of the shareholders of Dorad, Zorlu Enerji  Elektrik Uretim A.S (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and the engineering, procurement & construction (“EPC”) contractor of the power plant operated by Dorad, Wood Group Gas Turbines Ltd. and several of its affiliates (“Wood Group” and, together with Zorlu and Zorlu’s representatives, the “Defendants”).

The Derivative Action requests, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of Dorad’s power plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

The Petition was filed following correspondence sent by the Plaintiffs to Dorad during April 2015, as described in the Company’s annual report on Form 20-F for the year ended December 31, 2014, which requested that Dorad take legal steps to demand the information and documents and following Dorad’s rejection of the request.

Dori Energy is a private company in which the Company directly holds 49% and which holds 18.75% of Dorad’s shares.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com